UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K/A
Amendment No. 1
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2026
Commission File Number: 001-41815
            AngloGold Ashanti plc
(Translation of registrant’s name into English)
Third Floor, Hobhouse Court, Suffolk Street
London SW1Y 4HH
        United Kingdom
6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
        United States of America
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐
Enclosure:  AngloGold Ashanti Q2 2026 Earnings Release Investor Presentation
EXPLANATORY NOTE
On 31 July 2026, AngloGold Ashanti plc (the "Registrant") furnished a report on Form 6-K
(the "Original Form 6-K"). The Registrant is filing this Amendment No. 1 on Form 6-K/A
("Amendment No. 1") solely to correct the date as it appears on the cover page of the Original
Form 6-K and the description of Exhibit 99.1 as it appears in the exhibit table of the Original
Form 6-K. Other than with respect to the noted corrections, this Amendment No. 1 does not contain any modifications, updates or other changes to the disclosures contained in the exhibit attached to the Original Form 6-K.
Exhibits to Form 6-K/A

Exhibit Number	Description

Exhibit 99.1	AngloGold Ashanti Q2 2026 Earnings Release Investor Presentation
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
                                                                    AngloGold Ashanti plc
Date: 31 July 2026
By:/s/ C STEAD
Name:C Stead
Title:Company Secretary